UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	January 2007
Commission File Number:	000-49917
Attachments:	News Release dated January 5, 2007

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ¨	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 8, 2007

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Nevada Geothermal Power Inc. Announces

Geothermal Drilling Planned for Pumpernickel Project, Nevada

VANCOUVER, B.C. (January 5th, 2007) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) (“Nevada Geothermal”) announced today that three thermal gradient wells (temperature survey) and a seismic survey are planned for the Pumpernickel geothermal field in Nevada. Work is anticipated to commence upon permitting approval. The drilling will enhance our understanding of the characteristics of the Pumpernickel geothermal reservoir and is the final exploration effort prior to drilling a deep production assessment well.

The exploration program is operated by Nevada Geothermal.  Sierra Geothermal Power Corp. (TSX-V: SRA) has the obligation to fund the exploration effort under its option to acquire a 50% interest in the Pumpernickel Geothermal Project from Nevada Geothermal.

Widespread geothermal fluids are being channeled to the surface (hot springs) through range-front faults and suggest potential for an electricity-grade geothermal resource. Combined data from the previously drilled wells define a field of at least 1.5 by 3.5 km with thermal gradients  >100o C/km.  The geothermal gradients in both the Magma and PVTG-3 holes increased near the bottom of the holes to 160o C/km and 200o C/km, respectively (Shevenell and Garside, 2003).

David Blackwell, PhD, a well known geothermal heat flow expert and the world’s foremost expert in temperature gradient analysis, has identified the Pumpernickel site as one of the top geothermal prospects in Nevada.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in the Blue Mountain, Pumpernickel, Black Warrior projects in Nevada and the Crump Geyser Project in southern Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.